1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
September 29, 2010
VIA EDGAR
Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to me in a telephonic discussion on September 7, 2010, with respect to your review of Post-Effective Amendment No. 251 to the Trust’s registration statement filed with the Securities and Exchange Commission on July 28, 2010. We have reproduced your comments below, followed by our responses.
1.	Comment: Please note that you may remove the explanatory parentheticals next to each shareholder fee in the Fund’s fees and expenses table in the interest of streamlining the table.

Response: We will consider streamlining the fees and expenses table in connection with the Fund’s annual update to its registration statement later this year, but will leave them here now for consistency with the summary prospectuses we have filed with respect to other funds within the Goldman Sachs Funds family.

2.	Comment: Please confirm that any expense limitation agreements referenced in the fees and expenses table will remain in place for at least one year from the date of the Fund’s registration statement.

Response: We hereby confirm that the expense limitation referenced in the Fund’s fees and expenses table will remain in place through September 29, 2011, which date will be at least one year from the date of the registration statement, and have included that date in footnote 2 to the fees and expenses table.
US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

September 29, 2010 Page 2
3.	Comment: Please explain why the Fund is providing estimated expenses for the current fiscal year (footnote 1 to the fees and expenses table).

Response: Because Class IR shares of the Fund fall within the definition of “new fund” set forth in Instruction 6 to Item 3 of Form N-1A, the Fund has estimated its expenses for the current fiscal year as required by Instruction 6(a).

4.	Comment: To the extent appropriate, please include 5- and 10-year figures in your expense example table.

Response: As noted in response to Comment 3, Class IR shares of the Fund fall within the definition of “new fund” set forth in Instruction 6 to Item 3 of Form N-1A. Accordingly, we have included only 1- and 3-year figures in the example table for Class IR shares as required by Instruction 6(b).

5.	Comment: The Fund may invest up to 25% of its total assets in foreign securities, including emerging country securities. Please confirm whether foreign risk and emerging countries risk are principal risks of the Fund, and, if so, incorporate appropriate principal risk disclosure.

Response: We hereby confirm that foreign risk and emerging countries risk are principal risks of the Fund, and have revised the Fund’s principal risk disclosure to include foreign risk and emerging country risk.

6.	Comment: Please delete the last sentence of the third paragraph of the “performance” section of the summary (“Performance reflects expense limitations in effect.”).

Response: We believe that this information is important to investors in that it shows how the Fund’s performance information was calculated. Accordingly, we respectfully decline to modify the Fund’s disclosure in this regard.

7.	Comment: Please confirm that the first sentence of second paragraph in the section “Risks of the Fund—Liquidity Risk” reads correctly.

Response: We have incorporated your comment. The sentence now reads as follows: “Because the Fund invests in non-investment grade fixed income securities, small and mid-capitalization stocks, REITs and emerging country securities, it will be especially subject to the risk...” (Emphasis added.)

8.	Comment: Please confirm whether the disclosure in paragraph 5 of the Dividends section of the prospectus is appropriate for this Fund. If so, please explain why the Fund, in light of its

September 29, 2010 Page 3
investment objective of long-term growth of capital, would distribute dividends that constitute a return of capital or include amounts in excess of the Fund’s net investment income.

Response: Because this is a Fund that distributes dividends annually, there is only a very remote chance that the Fund would ever distribute dividends that constitute a return of capital. However, for consistency with the disclosure in the prospectus for the other share classes of this Fund, we have declined to change the language in this section at this time. However, we intend to incorporate this change in connection with the Fund’s annual update process later this year.

9.	Comment: Please list Class IR shares on the back cover of the prospectus.

Response: We have incorporated your comment.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,

/s/ Elise M. Dolan Elise M. Dolan
cc: Patricia Meyer, Goldman Sachs Asset Management, L.P.